Rule 424(b)(3)
No. 333-98047

CNL HOSPITALITY PROPERTIES, INC.

        This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 30, 2003 and the Prospectus Supplement dated July 11, 2003. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

        Information as to proposed Properties for which the Company has entered into initial commitments to acquire is presented as of July 31, 2003, and all references to commitments should be read in that context. Proposed Properties for which the Company enters into initial commitments to acquire, as well as Property acquisitions that occur after July 31, 2003, will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

        As of July 31, 2003, the Company owned interests in 121 Properties, including 19 Properties through joint ventures, a parcel of land on which a hotel is being developed and a leased parcel of land on which a hotel is being developed. In addition, the Company also has commitments to acquire seven additional Properties, four of which are expected to be owned through joint ventures. The Company leases Properties, and expects to continue to lease its Properties, primarily to taxable REIT subsidiaries of the Company with management of the Properties performed by third-party hotel managers under affiliations with national hotel brands. Other Properties are leased on a triple-net basis to third-party operators. Of the Properties in which it owns interests, including the parcel of land on which a hotel is being developed and the leased parcel of land on which a hotel is being developed, the Company has leased or will lease 104 to subsidiaries of the Company or its various joint ventures, with management performed by third-party managers, and has leased 17 on a triple-net basis to unaffiliated third-party operators. As of July 31, 2003, the seven Properties that the Company has commitments to acquire are expected to be leased to taxable REIT subsidiaries of the Company (or to taxable REIT subsidiaries of joint ventures, in the case of the four Properties expected to be owned by the Company through joint ventures) with management expected to be performed by third-party hotel managers.

        On July 1, 2003 and August 1, 2003, the Board of Directors declared Distributions of $0.06458 per Share to stockholders of record on July 1, 2003 and August 1, 2003, respectively, payable by September 30, 2003. Distributions for the 12-month period ended July 31, 2003 represent a historical return of 7.75%.

THE OFFERINGS

        As of July 31, 2003, the Company had received subscriptions from this offering for approximately 44.7 million Shares totalling $447 million in Gross Proceeds. As of July 31, 2003, the Company had received aggregate subscriptions for approximately 177 million Shares totalling approximately $1.8 billion in gross proceeds, including approximately 1.1 million Shares (approximately $11 million) issued pursuant to the Reinvestment Plan, from its Prior Offerings and this offering. As of July 31, 2003, net proceeds to the Company from its Prior Offerings and this offering, loan proceeds and capital contributions from the Advisor, after deduction of selling commissions, marketing support fees, due diligence expense reimbursements and Offering Expenses, totalled approximately $2.353 billion. The Company had used approximately $1.131 billion of net offering proceeds and approximately $569 million of loan proceeds to invest in 102 hotel Properties. In addition, the Company had used approximately $232 million to invest in 19 Properties through eight joint ventures, approximately $15 million to invest in securities of an operating partnership of a public REIT, approximately $12 million to redeem approximately 1.3 million Shares of Common Stock, approximately $160 million to pay down the various lines of credit and approximately $133 million to pay Acquisition Fees and certain Acquisition Expenses, leaving approximately $101 million available for investment in Properties, Mortgage Loans and other permitted investments.

        On July 23, 2003, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission. In connection therewith, the Board of Directors has approved a sixth public offering by the Company (the “2004 Offering”) of 400,000,000 Shares at $10.00 per Share ($4,000,000,000), which is expected to commence following the completion of this offering. Of the 400,000,000 Shares expected to be offered, up to 50,000,000 ($500,000,000) are expected to be available to stockholders purchasing Shares through the Reinvestment Plan. The Board of Directors expects to submit, for a vote of the stockholders at the next annual meeting of stockholders, a proposal to increase the number of authorized Shares of Common Stock of the Company from

August 12, 2003	Prospectus dated April 30, 2003

450,000,000 to 1,000,000,000. Until such time, if any, as the stockholders approve an increase in the number of authorized Shares of Common Stock of the Company, the 2004 Offering will be limited to up to 142,000,000 Shares. Net proceeds from the 2004 Offering are expected to be invested in additional Properties, Mortgage Loans and other permitted investments. The Company believes that the net proceeds received from the 2004 Offering and any additional offerings will enable the Company to continue to grow and take advantage of acquisition opportunities until such time, if any, that the Company’s Shares are listed on a national securities exchange or over-the-counter market. Under the Company’s Articles of Incorporation, if the Company does not List by December 31, 2007, it will commence an orderly liquidation of its Assets, and the distribution of the proceeds therefrom to its stockholders.

BUSINESS

INDUSTRY PERFORMANCE

        The following information updates and replaces the corresponding information in the “Business — Industry Performance” section beginning on page 43 of the Prospectus.

        The travel and tourism industry, the largest industry globally, is one of the largest industries in the United States. The lodging industry constitutes a vital part of travel and tourism in the United States. As reported by Smith Travel Research, a leading provider of lodging industry statistical data, in 2002 there were approximately 47,000 hotel properties in the United States that included over 4.4 million hotel rooms. These hotels generated approximately $102.6 billion in revenue in 2002.

        The hotel industry has grown in profitability at a compounded annual growth rate of 27.0% from 1993 to 2002 despite various economic fluctuations, including the combined effect of a slowing economy and the September 11, 2001 terrorist attacks. According to Smith Travel Research data, the United States lodging industry reached $102.6 billion in total revenue for 2002, the third highest year in history despite a slight drop from the prior year. In addition, in 2002, pre-tax profits were $14.2 billion, the sixth most profitable year in such 10-year period, despite a 12.3% drop from the prior year.

        The table below presents pre-tax profits for the hospitality industry by year.

Pre-tax Profits (in billions)
Year	Profitability
1993	$ 2.4
1994	5.5
1995	8.5
1996	12.5
1997	17.0
1998	20.9
1999	22.1
2000	26.4
2001	16.2
2002	14.2

Source: Smith Travel Research

HOTEL BRANDS

        The following information updates and replaces the corresponding information following the second full paragraph on page 77 of the Prospectus.

      Occupancy Rates

        The following chart provides additional information on occupancy levels for Marriott systemwide lodging brands, Wyndham Hotels & Resorts, Hilton lodging brands, the Comfort Inn brand and Starwood North America:

Total Occupancy Rate for 2002
Marriott Brands, Wyndham Hotels & Resorts, Hilton Brands,
Comfort Inn Brand and Starwood North America
Compared to U.S. Lodging Industry

Occupancy Rate
U.S. Lodging Industry	59.2%
Residence Inn by Marriott	76.8%
Homewood Suites	72.7%
TownePlace Suites by Marriott	72.4%
Wyndham Hotels & Resorts	69.9%
Embassy Suites	69.3%
Courtyard by Marriott	69.3%
Marriott Hotels, Resorts and Suites	68.7%
SpringHill Suites by Marriott	68.2%
Hilton	68.1%
Hampton Inn	67.1%
Renaissance Hotels, Resorts and Suites by Marriott	66.6%
Doubletree	66.1%
Fairfield Inn by Marriott	66.0%
Comfort Inn	65.2%
Starwood North America	64.8%

Source:	Smith Travel Research (U.S. Lodging Industry only), Marriott International, Inc. 2002 Form 10-K, Wyndham International, Inc. 2002 Form 10-K, Hilton Hotels Corporation 2002 Form 10-K, Choice Hotels International, Inc. 2002 Form 10-K and Starwood Hotels and Resorts Worldwide, Inc. 2002 Form 10-K (note that Starwood does not report separately for each of its brands).

PENDING INVESTMENTS

        The following information updates and replaces the “Business-Pending Investments” section beginning on page 77 of the Prospectus.

        As of July 31, 2003, the Company had initial commitments to acquire interests in seven Properties for an estimated purchase price of approximately $319 million. These Properties are one Doubletree Hotel (in Plano, Texas), one Courtyard by Marriott Hotel (in Arlington, Virginia), one Marriott Hotel (in Baltimore, Maryland), two Sheraton Hotels (one each in Ft. Lauderdale, Florida and Indianapolis, Indiana), one Hampton Inn (in New York, New York) and one Hyatt Regency Hotel (in Dearborn, Michigan). The acquisitions of these Properties are subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these Properties will be acquired by the Company. If acquired, the leases of these Properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled “Business — Description of Property Leases.”

        Leases.    Set forth below are summarized terms expected to apply to the leases for each of the seven Properties. More detailed information relating to the Properties and their related leases will be provided at such time, if any, as such Properties are acquired.

Property	Purchase Price	Lease Term or Expiration Date and Renewal Options	Minimum Annual Rent	Percentage Rent
Courtyard by Marriott (1)	$35,000,000	Five years; five	The greater of a minimum amount	See Minimum Annual Rent
Arlington, Virginia		five-year renewal	to be determined at the time of
(the "Courtyard Crystal City Property")		options.	acquisition or a percentage of
Existing hotel			gross revenues of the Property
for the applicable year, designed
to result in a minimum return of
approximately 10%
Doubletree Hotel (1)(2)	$55,550,000	Five years; five	The greater of a minimum amount	See Minimum Annual Rent
Plano, Texas		five-year renewal	to be determined at the time of
(the "Doubletree Plano Property")		options.	acquisition or a percentage of
Existing hotel			gross revenues of the Property
for the applicable year, designed
to result in a minimum return of
approximately 10.25%
Hampton Inn New York-Chelsea-Manhattan (3)	$28,300,000	Five years; five	The greater of a minimum amount	See Minimum Annual Rent
New York, New York		five-year renewal	to be determined at the time of
(the "Hampton Inn New York Property")		options.	acquisition or a percentage of
Existing hotel			gross revenues of the Property
for the applicable year, designed
to result in a minimum return of
approximately 10.5%
Hyatt Regency Dearborn (4)	$65,000,000	Five years; five	The greater of a minimum amount	See Minimum Annual Rent
Dearborn, Michigan		five-year renewal	to be determined at the time of
(the "Hyatt Regency Dearborn Property")		options.	acquisition or a percentage of
Existing hotel			gross revenues of the Property
for the applicable year, designed
to result in a minimum return of
approximately 11%

Property	Purchase Price	Lease Term or Expiration Date and Renewal Options	Minimum Annual Rent	Percentage Rent
Marriott Hotel (1)	$69,000,000	Five years; five	The greater of a minimum amount	See Minimum Annual Rent
Baltimore, Maryland		five-year renewal	to be determined at the time of
(the "Marriott BWI Property")		options.	acquisition or a percentage of
Existing hotel			gross revenues of the Property
for the applicable year, designed
to result in a minimum return of
approximately 10%
Sheraton (5)	$18,000,000	Five years; five	The greater of a minimum amount	See Minimum Annual Rent
Ft. Lauderdale, Florida		five-year renewal	to be determined at the time of
(the "Sheraton Ft. Lauderdale Property")		options.	acquisition or a percentage of
Existing hotel			gross revenues of the Property
for the applicable year, designed
to result in a minimum return of
approximately 11%
Sheraton (5)	$48,000,000	Five years; five	The greater of a minimum amount	See Minimum Annual Rent
Indianapolis, Indiana		five-year renewal	to be determined at the time of
(the "Sheraton Indianapolis Property")		options.	acquisition or a percentage of
Existing hotel			gross revenues of the Property
for the applicable year, designed
to result in a minimum return of
approximately 11%

FOOTNOTES:

(1)	The lessee of this Property is expected to be an indirect wholly owned subsidiary of the Company and the Property is expected to be operated by a third-party manager. For Properties subject to this arrangement, the Company’s consolidated financial statements will report the hotels’ operating revenues and expenses rather than rent contractually due under the leases with our subsidiaries.

(2)	Upon acquisition, the Company expects to immediately convert this Property to a Marriott Hotel. Additionally, the Company expects to assume Permanent Financing of approximately $29.7 million relating to this Property. The loan is expected to have a fixed rate of 8.11% and to require monthly payments of principal and interest amortized over a period of 22 years. The loan is expected to mature in February 2011 at which time any remaining unpaid principal and interest are due.

(3)	This Property is expected to be owned by a joint venture in which the Company will own 66.67% and Hersha Hospitality Trust (“HT”) will own 33.33%. The hotel is expected to be leased to a wholly owned subsidiary of the joint venture and to be managed by Hersha Hospitality Management, LP, an affiliate of which the current lessee for 14 Properties owned by HT and which is the operating manager of four Properties owned by HT. The Company and HT expect to obtain Permanent Financing of approximately $16.4 million to finance the purchase of this Property. The terms of this financing are expected to be consistent with the terms of the Company’s current borrowings.

(4)	This Property is expected to be owned by a joint venture in which the Company will own 85% and Ford Motor Land Company (“Ford”) will own 15%. The Property is expected to be leased to a wholly owned subsidiary of the joint venture and to be managed by a subsidiary of Hyatt Hotels & Resorts. The Company and Ford are considering obtaining Permanent Financing to finance a portion of the purchase price. If obtained, the terms of this financing are expected to be consistent with the terms of the Company’s current borrowings.

(5)	This Property is expected to be acquired through a joint venture in which the Company will own 75%, and a subsidiary of Starwood Hotels and Resorts Worldwide, Inc. (“Starwood”) will own 25%. The Property is expected to be leased to a wholly owned subsidiary of the joint venture and managed by a subsidiary of Starwood. In connection with the acquisition of both of these Properties, the Company expects to obtain Permanent Financing of approximately $34 million. The terms of this financing are expected to be consistent with the terms of the Company’s current borrowings.

BORROWING

        The following paragraph updates and replaces the corresponding paragraph in the “Business – Borrowing” section beginning on page 27 of the Prospectus Supplement dated July 11, 2003.

        On February 26, 2002, the RFS OP sold $125 million in senior notes (the “Senior Notes”). The Senior Notes mature March 1, 2012 and bear interest at a rate of 9.75% per year, payable semi-annually, in arrears, on March 1 and September 1 of each year, commencing as of September 1, 2002. The Senior Notes are unsecured obligations of RFS OP and are guaranteed by the Company and certain of its subsidiaries. The Senior Notes contain covenants that, among other things, restrict the Company, RFS OP and its subsidiaries’ ability to borrow money, pay dividends on or repurchase capital stock, make investments, and sell assets or enter into mergers and consolidations. According to RFS management, the RFS OP was in compliance with these covenants at March 31, 2003. During the quarter ended March 31, 2003, RFS retired $3.8 million of Senior Notes.